2025 REPORT

Arro Finance


Arro
9:41
Bronze
$10
Save
Today
Credit
Good morning, Jacob!
Check out my picks below to get started.
$100
$600
17% utilized
Pay
Card
Backup
Great work!
At this rate, you'll save $500 in 6 months.
ARTIE'S PICKS
Get closer to Gold by completing this goal

LETTER

Dear investors,

2025 was a breakout year for Arro. We achieved a $3.5M revenue run rate (3x growth), scaled past 20,000 cardholders, and continued with key product launches to drive more engagement including an interactive AI-budgeting tool, Arro Insights. We have now generated over 1.3M in credit score point increases for Arro customers since starting and $5M in credit line increases! As we move into 2026, we are focused on expanding our monetization efforts with additional credit products, shifting to institutional scale through our B2B embedded finance platform, and investing considerably into our AI-native behavioral infrastructure as a key component to shape behavior, drive further engagement and retention, and increase profitability.

We need your help!

We would greatly appreciate introductions to potential enterprise partners,

particularly innovation, digital banking, or business development teams at national banks, regional/community banks, credit unions, and established fintech platforms that are exploring new approaches to credit access, financial wellness, behavioral engagement, or next-generation underwriting. Strategic distribution and enterprise relationships remain a major growth lever for us as we expand Arro's platform capabilities and white-label offerings. As we continue scaling, we also expect to aggressively grow the team in the second half of 2026 across engineering, credit and risk, data science, product, and enterprise sales. Referrals to exceptional operators, technical talent, and experienced fintech leaders are always deeply appreciated, especially individuals who are excited about building mission-driven financial infrastructure at scale.

Sincerely,

Eric Wiesen

COO

Ryan Duitch

CEO

Luke Pelullo

General Partner

How did we do this year?

REPORT CARD

B+

☺ The Good

- Revenue growth and scale
- Raised additional bank debt
- Ignited B2B enterprise strategy

☹ The Bad

- Elevated fraud
- Enterprise product development
- App redesign delay

2025 At a Glance

Fiscal Year Ends January 31


$$$$

$852,250 +955%

Revenue



-$3,842,465

Net Loss


IOU!

$6,463,535 +310%

Short Term Debt



$8,473,200

Raised in 2025



$2,274,178

Cash on Hand

As of 04/30/26

INCOME BALANCE NARRATIVE



Revenues
Profit
$80,793
-$3,339,404
$852,250
-$3,842,465
2024
2025

Net Margin: -451% **Gross Margin:** 51% **Return on Assets:** -72% **Earnings per Share:** -$0.05

Revenue per Employee: $50,132 **Cash to Assets:** 18% **Revenue to Receivables:** 28 **Debt Ratio:** 140%

ArroFi_Inc_2024-2025_Independent_CPA_Audit_Report.pdf

We ❤ Our 388 Investors

Thank You For Believing In Us

Timothy Dick
Lev Agranovich
Yureve Govind
Christopher Karsa
Tyler L Westover
Rebecca Perdue
Reshmey Tharakan
Timothy OConnell
Greg Bartels
Kevin McCabe
Vien Bui
William Jarviss
Laura K Lawless
Russell RITCHIE
Jay Diefenderfer
Jo Anne Herman
Chris Kelly
Elie Jones SR
Mary Hoffman
Gregory Barr
John B Atkins Jr
Craig Mattner MFT
Mansfield Snevily
Anuraag Agrawal
Steve Marshak
Michael Gumkowski
Jan Jacobus Van Der...
Larry Carley
David Heberlein
Alexandros KONTOEIDIS
Wayne Westlake
Hugh B Mulvaney Jr Jr.
Rala Brubaker
Gilda David
Suzanne Kay Russell
Gary W. Baughman
Jason Rexford Allen
Howard AGRANAT
Susan Bowes
David Stegbauer
Rick Schiff
Varun Madhukara
William Hugh Walker
Andreas Gaetano Bonifacio
Thomas Brunette
Gabriel Dietsch
Scott Wallace
Nicolas Fujimura
Mike Kropinski
Paul Pearson
Dr. William R Dapper
Van Tran
Jared Gosnell
Sam Decker
David Hershberg
Patrick Levan
William Hoefle
Eliseo Fernandez Cano
Andrew Bausch
Dean Pang
Russell Wyatt

Kevin Fulmer
Michael Simms
Walter OBrien
Brandon Hahnel
Md Pham
John Senechal
Willie Citrin
Roger A Herres
Patrick MENASCO
Michael Rabie
Grant Craig Patterson
Tully Currie
William Horwitz
Chris A. Sosebee
Florian Triebswetter
Storm Connors
Ramon Sanchez
Richard Stevens
Wil Ayers
Brian Adolph
Nakajima NORIO
Daniel Gutschenritter
Garcia Milord
Fred Marcussen
Don Clarke
Charles Keith Paxton
Gerald T Orr
Luis Mispireta
Douglas Asbury
Mark Krisman
Dennis O'Connor
MOSSY ROCK...
Gurcharan S Kanwal
Lois Lorene Oetker
Greg J Geertsen
Joseph Brady-Amoon
Michael Shannon Roseman
Michael Edrei
Michael L Bell
Kirk Hirano
John Elms
Jared P Auman
Thomas Smid
Larry Strother
Kirill Likhachev
Barry Cote
Jeramie Dwyer
Alisa Dixon
Luis Guarda
Andy Lee
Steve DeRaleau
D S
David A Jolivet
Michael Young
Thomas Guhl
Ilke Caron Hanloser
Michael Jeffrey Bosco
Edith Falls
Monty Simao
David Costal

Robin Garrett
Dan McIvor
Mary Wall
Carolyn Luu
Remi Dahl Finjord
Max Zahner
Constantin Dorin KOPANDI
Elisa J Castro
James Chongris
Thomas Worcester
Charles Milke
Ronald Mattarolo
Moonshot DisruptX
Jauder Diaz
Mba- Akuribila
Inquisitive Mind
Sachin Katiyar
Kent Hyer
Robert T WARRINGTON
Paul Robinson
Chris Yoshio Shimada
Thomas Piatak
David J McDermott
William Neeley
Robert Adams
Lee Salas
Gina Federico
Dennis Michael Cate
Witold Kostrzewski
Hector MARTINEZ
Raymond Thertulien
Steve And Julie Newlun
Rami Taha
Sam Pure
Mark A Bowland
Grace Almeida
Basudev Adhikari
CR Celona
Robert L. Cimala
Gavin Magor
Nicholas Willick
Eric Weigold
Melvin H Chiogioji
Rajiv Panta
Daniel Sharon
Anna Letsos
Denise M Fowkes
Mark Dunn
Damon Lynch III
Desmond Geddings
Braden McCormick
Lewis Kemmerer, Jr
Doug Van Klompenburg
Jan Valak
Sally Catron
Paul ROLAND
Randy Greer
Jay Reichert
Eric Jensen
SCOTT ZINS

Roderick Herron
Deen A
John Earnhardt
Merlin Ethington
Robert Franklin Zurel
Michael Baker
Raymond Joy
Michael Hlavin
Hollye Henderson
Mark Burnworth
James Owens
Guy Yocham
Jed Karpinski
Jon Reynolds
Craig Quaglia
Rodney A Rulon
Jose B PAREDES
Ed Hernandez
William R A Jarvis
Michael J Mathieu
Russell Plaice
Geoff Langdon
P S Mclean Jr
Padraigh Plunkett
Timothy J Culp
Melody Bates
Ronald Epner
Gerald Willis Barr
Eric Luria
Richard Kahaly
Steven Bradley McMahon
Laurence D Pearl
William L Emery
Jim Bates
Johnny Penn
Edward Murphy
Peter Grimes
Michael Lee
Mary Jensen
David Glenn Lidford
Jerome Ferro
Tavo Gonzalez
Mark Matthews
Robert Elliott
Chukwulozia Okobi
Gregory P Keefer
Michael Tanner Adams
Danny Vega
Jason Nakatani
Douglas Abramson
Daniel Hannu
Martin Nance
John BRUDERLIN
Dan Sterling
Richard L Nelson
Irene Radke
Flordeliza G Pajela
James Dunn
Peter Giolitto
Richard K Starr

Chris Graebe
Marlene Tomberg Tschetter
Dawn Pennington
Todd Simms
Edward Kosakoski
Robert J Houston
Kenneth Simmons
Kjell Nace
Mark A MAULDIN
Cid Martin
Timothy Alden COOL
Miguel M. Ollada
Mark Wadlow
Rohan Ward Teasdale
Rolf Knudson
Idrees Ahmad
Keith M Hennek
Itamar CAGAN
Bruce M Grant
Kt J
Frank L Kerkemeyer
Luis Liang
Stan Glenn FARIS
Na NA
Randy Hathaway
Jeffrey A. Li
Michael Byrnes
Willis T Floyd
Thomas Richardson
Gary J Pawelko
Chuck Northcutt
Scott Brinker
Richard Catling
Richard Aven
Jurgen Josef Jandeleit
Joseph P Esau
Robert Sharpe
Steve Taylor
Smith Murphey, Iv
Rajat Gupta
shing ming sheung
Ron Graham
William F Galloway III
Reed Gilmore
Nancy Korth
Walter R Chastain Jr
Kyle Dean Orvik
Michele Hart
Johannes Franciscus Joze...
Bernard Flath
Darren Allgeyer
Shannon T Moore
Jim Laitner
Michele Frankola
Darrell Olps
David John Clayton
Mark F Eggerling
Leo Brennan
Don Blackhurst
Austin Newfield

Kazem Sadati
Ashley Blair
Jared Ripplinger
Daniel Neeson
Tristan Rommel
Blake Hafferkamp
Joseph Graham Young III
Douglas Pominville
Charles L Herring
Andrew D
Raymond Poling
Frank Sallee
Brian Maggs
Patrick J Blair
Reginald Odom
Harishbhai Dahyabhai Patel
Sandra Schiferl
Hal Landers
Peter Chung
Doyle Waggle
Jan Pearse
Sherwood Neiss
Arthur Hird
L. Blair Whiting
Brian Smith
William R Harrington
Eliot M Jonesi
Gary P CANN
Heinz Knotzer
Mark FONROSE
Julie Wormhoudt
Roxanne Hujar
Cynthia Mc Ewen Haynes
Timothy Burns
Mike Bonne
J. Ward Keller
Russell Plaice
Glenn Frum
Michael Wiltsey
Daniel Trzupek
Isaac Cochran
Matt Scott
Thomas Mohr
John Kevin Foster
Jeff Bond
Les Patmore
David Friedholm
Stefan Quast
Jonathan Zide
Steve B
Auburn Norris
Sharon Ritcherson
Charles G Desjardins
Yuk Lun Larry Chan
Steve Leonard
Mark T. Maurice
David Scheiffele
Armando Sanchez
Scott Andrews
Werner Tomschi

Thank You!

From the Arro Finance Team



Ryan Duitch

CEO

Ryan is a repeat VC-backed founder previously starting Field Day. Before getting his MBA from USC Marshall his career began in wealth management and financial planning.



Luke Pelullo

COO

Luke is a multiple time founder and has been in fintech for over 12 years. He was an early employee and VP at Virtual Piggy (Oink), and formerly Head of Global Operations for HyperloopTT and co-founder of Switch befor...



Geoff Jenkins in

Chief Credit Officer

Geoff was the previously the Head of Consumer Credit at Wells Fargo.



Abby Butkus

VP of Strategy

Abby is an impact VC with over 15 years of experience driving innovation in fintech & social impact. She has led startup accelerator programs and...

Details

The Board of Directors

Director	Occupation	Joined
Ryan Duitch	CEO @ Arro	2021
Luke Pelullo	COO @ Arro Finance	2025
David Silverman	General Partner @ Crosslink Capital	2025
Eric Wiesen	General Partner @ Bullpen Capital	2025

Officers

Officer	Title	Joined
Ryan Duitch	CEO CFO Secretary	2021
Luke Pelullo	COO	2025

Voting Power

Holder	Securities Held	Voting Power
BullPen Capital	18,295,870 Series Seed Plus Preferred	24.2%
Crosslink Ventures	28,353,391 Preferred Stock	37.8%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2021	$3,449,997	Preferred Stock	Section 4(a)(2)
08/2022	$3,814,997	Preferred Stock	Section 4(a)(2)
04/2023	$2,500,000		Section 4(a)(2)
05/2025	$6,000,000	Preferred Stock	Section 4(a)(2)
06/2025	$973,200		4(a)(6)
09/2025	$1,500,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
WTI	04/10/2023	$2,500,000	$999,930	11.25%	04/01/2026	Yes
Silicon Valley Bank	09/30/2025	$1,500,000	$1,500,000	8.0%	08/01/2029	Yes

Related Party Transactions

None.

Capital Structure

Show More